Exhibit 99.2

MARSH & MCLENNAN COMPANIES, INC.

SAVE AS YOU EARN PLAN

Effective for Grants on October 1, 2001 and thereafter

Adopted by the Board on 18 July 2001

As amended on 17 September 2014

MARSH & MCLENNAN COMPANIES, INC.

SAVE AS YOU EARN PLAN

1.	PURPOSE

The purpose of the Plan is to provide eligible Employees with a convenient opportunity to purchase Stock, financed by payroll deductions, through annual offerings in accordance with Schedule 3.

2.	DEFINITIONS

The following terms, when used in the Plan, shall have the following meanings:-

(a)	“Appropriate Period”	• The period referred to in sub-paragraph 3(a), 3(b) or 3(c) (whichever is relevant) of paragraph 38 of Schedule 3.

(b)	“Associated Company”	• The meaning given in paragraph 47 of Schedule 3.

(c)	“Board”	• The Board of Directors of MMC.

(d)	“Committee”	• The Benefits Committee – UK comprising of individuals designated by the Chairman and Chief Executive Officer of MMC.

(e)	“Compensation Committee”	• The Compensation Committee of the Board.

(f)	“Control”	• Has the same meaning as in section 995 of ITA.

(g)	“Date of Grant”	• The date on which an application for an Option is, was or may be accepted in accordance with Rule 11 below.

(h)	“Employee”

•  Any person who

(i)  is an employee or director of a Participating Company; and

(ii)  if a director, is contracted to work at least 25 hours a week (exclusive of meal breaks); and

(iii)   is chargeable to tax in respect of his office or employment under section 15 of ITEPA and is ordinarily resident in the UK for the relevant tax year; and

(iv) has been such an employee or director for at least 6 months as at 1 October in the year of grant (or such other period of service as the Committee may from time to time determine, provided such other period is not greater than five years immediately preceding the relevant Date of Grant) and continues to be an employee or director satisfying (i), (ii) and (iii) above until the Date of Grant in respect of that date of invitation; or

•  is any other director or employee of a Participating Company who is nominated by the Committee to be an Employee.

(i)	“Fair Market Value”

•  The Fair Market Value of a share of Stock on a given date shall be the average of the high and low prices of the Stock of MMC on the New York Stock Exchange, or if no sales of the Stock were made on said Exchange on that date, the average of the high and low prices of the Stock on the immediately preceding business day. Any restriction referred to in rule 7(b) will be ignored when determining Fair Market Value.

(j)	“HMRC”	• Her Majesty’s Revenue and Customs (or the Inland Revenue before HMRC came into existence).

(k)	“ITA”	• The Income Tax Act 2007.

(l)	“ITEPA”	• The Income Tax (Earnings and Pensions) Act 2003.

(m)	“ITTOIA”	• The Income Tax (Trading and Other Income) Act 2005.

(n)	“Maturity Date”	• The earliest date upon which the bonus is payable under the relevant SAYE Contract or, if more than one bonus option is available, the earliest date upon which the selected bonus is payable.

(p)	“MMC”	• Marsh & McLennan Companies, Inc.

(q)	“MMC Group”	• MMC, the companies of which MMC has Control and the Associated Companies of MMC.

(r)	“Option”	• A right granted under the Plan to an eligible Employee to purchase Stock.

(s)	“Option Holder”	• An individual to whom an Option has been granted or his legal personal representative.

(t)	“Option Price”	• The price per share of Stock payable on exercise of an Option.

(u)	“Participating Company”	• MMC and any other company of which MMC has Control and which has been nominated by the Compensation Committee as a participating company provided the Plan remains a Schedule 3 plan.

(v)	“Plan”	• The Marsh & McLennan Companies, Inc. Save As You Earn Plan constituted and governed by these rules as from time to time amended.

(w)	“SAYE Contract”	• A certified SAYE savings arrangement (within the meaning of section 703 of ITTOIA) which has been approved by HMRC.

(x)	“Schedule 3”	• Schedule 3 to ITEPA.

(y)	“Schedule 3 plan”	• A plan in relation to which the requirements of Parts 2 to 9 of Schedule 3 are being met.

(z)	“Specified Age”	• Sixty years of age (for Options granted before 17 July 2013).

(za)	“Stock”

•  Common stock of MMC which satisfies the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3. If the stock ceases to satisfy the requirements of paragraphs 18 to 22 of Schedule 3, the Plan ceases to be a Schedule 3 plan and the Option can no longer be exercised under rule 8(e), then the definition of “Stock” shall be changed to “Common Stock of MMC”.

3.	INTERPRETATION

In this plan, except insofar as the context otherwise requires:-

(a)	Words denoting the singular shall include the plural and vice versa;

(b)	Words denoting the masculine gender shall include the feminine and vice-versa;

(c)	Reference to any enactment shall be construed as a reference to that enactment as from time to time amended, extended or re-enacted.

4.	ADMINISTRATION

The Plan shall be administered by the Committee, whose actions and determinations on matters related to the Plan shall be conclusive.

5.	STOCK SUBJECT TO THE PLAN

(a)	The aggregate number of shares of Stock which may be made available under the Plan shall not exceed the shares of Stock authorised for the Plan by the Board from time to time.

(b)	The Committee may, before issuing invitations on any occasion, determine a limit on the number of shares of Stock which are to be available in respect of that invitation in order to ensure that shares of Stock remain available for subsequent invitations.

(c)	If the aggregate number of shares of Stock with respect to which the Committee receives valid applications for Options exceeds the limits determined pursuant to Rules 5(a) and/or 5(b) above in respect of that invitation, then the following steps shall be carried out successively to the extent necessary to eliminate the excess:-

i.	the excess over £5 of the monthly savings contribution chosen by each application shall be reduced pro rata to the extent necessary;

ii.	applications will be selected by lot, each based on a monthly savings contribution of £5 and the inclusion of no bonus in the repayment under the SAYE Contract; or

iii.	elimination or reduction shall be carried out on such basis as the Committee, determines to be fair and reasonable provided the Plan remains a Schedule 3 plan.

Each application shall be deemed to have been modified or withdrawn in accordance with the application of the foregoing provisions and the Committee shall complete each SAYE Contract proposal form to reflect any reduction in monthly savings contributions resulting therefrom.

(d)	In the event of any change in the Stock, through recapitalisation, consolidation, stock split or reduction of capital, the Compensation Committee may make such equitable adjustments in the Plan and then outstanding offerings as are within the scope of paragraph 28(3) of Schedule 3 as it deems necessary and appropriate including, but not limited to, changing the number of shares of Stock reserved under the Plan, and the Option Price of the current offering, provided:

i.	the total Option price after the adjustment must be substantially the same as before the adjustment;

ii.	the total market value of the shares of Stock must remain substantially the same; and

iii.	the Plan must continue to be a Schedule 3 plan.

No such adjustment shall be made without confirmation in writing by MMC’s auditors, acting as experts and not as arbitrators, that such adjustment is fair and reasonable. An annual return relating to the Plan submitted to HMRC following any such adjustment must include a declaration that the Plan continues to comply with Schedule 3.

(e)	Shares of Stock which are to be delivered under the Plan may be obtained by MMC from MMC’s treasury by purchases on the open market or from private sources, or by issuing authorised but unissued shares of Stock. Shares of authorised but unissued Stock may not be delivered under the Plan if the purchase price thereof is less than the par value of the Stock.

6.	ELIGIBILITY

All Employees of each Participating Company will be invited to participate in the Plan, in accordance with such rules as may be prescribed from time to time; provided, however, that such rules shall neither permit nor deny participation in the Plan contrary to the requirements of Schedule 3.

7.	OFFERINGS, PARTICIPATION

(a)	Offerings will be made under the Plan. The Committee shall invite every Employee eligible to participate in the Plan under the provisions of Rule 6 above to apply for the grant of an Option or Options to acquire shares of Stock in MMC and to enter into a SAYE Contract in accordance with the rules of the Plan. The Employee may at the discretion of the Committee be invited to apply for one or more Options linked to one or more SAYE Contracts subject always to the limits contained in Rules 5(a) and 5(b) and Rule 7(c).

(b)	Such invitation will specify whether or not the shares of Stock subject to the Option are subject to any restriction (as defined in paragraph 48(3) of Schedule 3).

(c)	Employees will be given a minimum period of fourteen days to respond to the invitation. The invitations may be made at any time.

(d)	Each Employee who applies for an Option under the Plan must take out an SAYE Contract. Under the terms of each SAYE Contract, a fixed monthly sum will be paid by monthly payroll deduction of an amount not less than £5 and not more than the maximum permitted under paragraph 25 of Schedule 3. At the relevant Maturity Date, the total of the monthly contributions are repayable to the Option Holder on application, together with a bonus equal to a fixed number of monthly contributions. The Option Holder may then apply the proceeds of the SAYE Contract (being the total of contributions, together with the bonus) to exercise his Option to acquire shares of Stock in accordance with the conditions in Rules 5 and 11 hereof. Alternatively, the Option Holder may take the proceeds in cash.

However, the Option to purchase shares of Stock lapses unless it is exercised with the proceeds obtained on termination of the SAYE Contract within six months of the Maturity Date or in accordance with Rule 8 or Rule 10(b) or 10(c) hereof.

(e)	An Employee may participate in as many SAYE Contracts as offerings are made under the Plan; however, the maximum total contributions payable per month under any such contract (including other Schedule 3 plans) is the maximum permitted under paragraph 25 of Schedule 3.

8.	TAKE-OVERS AND LIQUIDATIONS

(a)	If any person obtains Control of MMC as a result of making:-

i.	a general offer to acquire the whole of the issued stock of MMC which is made on a condition such that if it is satisfied the person making the offer will have Control of MMC; or

ii.	a general offer to acquire all the stock in MMC which are of the same class as the Stock;

then any Option which has neither lapsed nor been exercised (a “Subsisting Option”) may, subject to Rule 8(e) below, be exercised within six months of the time when the person making the offer has obtained Control of MMC and any condition subject to which the offer is made has been satisfied. Any Option (other than Options exchanged under Rule 8(b) below) shall upon the expiry of the six month period cease and lapse.

(b)	If, as a result of the events specified in Rule 8(a) a company has obtained Control of MMC, the Option Holder may, by agreement with that other company (the “Acquiring Company”), within the Appropriate Period, release each Subsisting Option (the “Old Option”) for an option (the “New Option”) which satisfies the conditions that it:-

i.	is over shares of stock in the Acquiring Company or some other company falling within paragraph (b) or paragraph (c) of paragraph 18 of Schedule 3, which satisfy the conditions specified in paragraph 39 to Schedule 3;

ii.	is a right to acquire such number of such shares of stock as has on acquisition of the New Option an aggregate market value equal to the aggregate market value of the shares of Stock subject to the Old Option on its release (market value is to be determined according to a methodology agreed by HMRC);

iii.	has a subscription price per share that the aggregate price payable on the complete exercise of the New Option equals the aggregate price which would have been payable on complete exercise of the Old Option; and

iv.	is otherwise identical in terms to the Old Option.

The New Option shall, for all other purposes of this Plan, be treated as having been acquired at the same time as the Old Option and where any New Options are granted pursuant to this Rule 8(b), the rules of the Plan, except for the making of amendments under Rule 15 shall, in relation to the New Options, be construed as if reference to MMC and to Stock were references to the Acquiring Company or, as the case may be, to the other company to whose shares of stock the New Options relate, and to the shares of stock in that other company, but references to Participating Company shall continue to be construed as if references to MMC were references to Marsh & McLennan Companies, Inc.

(c)	If MMC passes a resolution for voluntary winding up, any Subsisting Option may be exercised within six months of the passing of the resolution. Any Option (other than Options exchanged under Rule 8(b) above) shall upon the expiry of the six month period cease and lapse.

(d)	If there is a non-UK company reorganisation arrangement (as defined in paragraph 47A(1) of Schedule 3) which falls within paragraph 37(4A) of Schedule 3, Options may, subject to Rule 8(e) below, be exercised within the six month period after the date on which the arrangement becomes binding. Any unexercised Option shall upon the expiry of the six month period cease and lapse.

(e)	Where rule 8(a) or 8(d) apply and, as a result, Stock would no longer meet the requirements of paragraphs 18 to 22 of Schedule 3, Options may be exercised under those rules within a 20 day period before (and conditionally on) the relevant event taking place. Options may alternatively be exercised under those rules during a 20 day period after the relevant event and any Options not so exercised will lapse at the end of that period.

(f)	For the purposes of this Rule 8 (other than Rule 8(b)), a person shall be deemed to have obtained Control of MMC if he and others acting in concert with him have together obtained Control of it.

(g)	The exercise of an Option pursuant to the preceding provisions of this Rule 8 shall be subject to the provisions of this Plan.

(h)	Where in accordance with Rule 8(b) Subsisting Options are released and New Options granted the New Options shall not be exercisable in accordance with Rule 8(a) above by virtue of the event by reason of which the New Options were granted.

9.	DEDUCTIONS

The Participating Companies will operate monthly payroll deductions for all participating Employees and pay all sums to the savings carrier under the SAYE Contracts.

10.	WITHDRAWALS

(a)	An Employee may not vary his monthly contributions but may terminate a SAYE Contract at any time. Interest will be paid at the tax-free compound rate specified by HM Treasury on contributions if a SAYE Contract is terminated between one year and expiry of the SAYE Contract term. Termination of a SAYE Contract, other than at the Maturity Date, will render the Employee ineligible to participate in the acquisition of shares of Stock under that contract, except as provided in Rule 8(a) or 8(c) above or Rule 10(b) or 10(c) below.

(b)	In the event of an Option Holder’s termination of employment by reason:

i.	of injury, disability or redundancy (within the meaning of the Employment Rights Act 1996 or the Employment Rights (Northern Ireland) Order 1996); or

ii.	of retirement; or

iii.	in the case of Options granted before 17 July 2013, retirement on reaching the Specified Age; or

iv.	a relevant transfer within the meaning of the Transfer of Undertakings (Protection of Employment) Regulations 2006, or

v.	that his office or employment in an associated company (as defined in paragraph 35(4) of Schedule 3) of the Company ceases to be an associated company by reason of a change of control (as determined in accordance with sections 450 and 451 of Corporation Tax Act 2010);

then no further amounts shall be deducted pursuant to the Plan and the Option Holder may exercise his Options within six months of termination. Any such Option shall upon the expiry of the six month period cease and lapse. In the event of death, the Option Holder’s legal personal representative may exercise the Options within twelve months of death, or within twelve months of the Maturity Date of the SAYE Contract where death occurs on or within six months after the Maturity Date. Any such Option shall upon the expiry of the twelve month period cease and lapse.

(c)	Where an Option Holder continues to be employed by a Participating Company after the date on which he reaches the Specified Age, he may exercise any Subsisting Options granted before 17 July 2013 within six months following that date (but not later than six months after the Maturity Date).

(d)	In the event that Options are exercised under the provisions of Rules 8(a), 8(c), 10(b) or 10(c) above before the Maturity Date, any repayment made under the SAYE Contract shall exclude the repayment of any contributions the due date for payment of which falls more than one month after the date on which the repayment is made.

(e)	If an Option Holder ceases to hold the office or employment for any reason other than those given in Rule 10(b) above, no further amounts shall be deducted pursuant to the Plan and any Options granted to purchase Stock under the Plan will lapse. No person shall be treated for the purposes of this Rule 10 as ceasing to be employed until he is no longer employed by any company in the MMC Group.

(f)	If an Option Holder, while continuing to hold an office or employment within the MMC Group is to be transferred to work in a company which is not a Participating Company, then he may continue to participate in the Plan until the Maturity Date of the SAYE Contract but no further Options may be granted to such individuals.

11.	PURCHASE LIMITATIONS

(a)	Each Employee in any offering under the Plan who applies for an Option and enters into a SAYE Contract will be granted an Option, upon the effective date of such offering, over the largest whole number of shares of Stock as the amount of the proceeds from the SAYE Contract (being the total monthly contributions, plus the bonus) can purchase, subject to the provisions in Rule 5(c) above. The Committee shall arrange for all Employees who are granted an Option to be notified of the number of shares of Stock comprised in an Option as soon as practicable after the Date of Grant.

(b)	As of the Maturity Date, the proceeds from the SAYE Contract may be applied in order to exercise the Option to purchase the largest number of shares of Stock at the Option Price determined under Rule 11(c) below. The record-keeper for MMC will make an entry on its books and records evidencing that such Stock (including any partial Stock) has been duly issued as of that date; provided however, that any Option Holder may in the alternative elect in writing prior hereto to receive a stock certificate representing the amount of such full Stock acquired (the value of any partial Stock to be returned to such Option Holder by cheque). Options will not be exercisable at any time other than within six months following the Maturity Date, or as provided in Rules 8(a), 8(c), 10(b) or 10(c) above.

(c)

Prior to or on 1 October each year (or on the next working day if l October is either a Saturday or Sunday) the Compensation Committee shall set the formula by which the Option Price is to be determined; provided, however, that no such price may be less than the amount which is not manifestly less than 80% of the Fair Market Value of the Stock on the respective 1 October (or on the next working day if 1 October is either a Saturday or Sunday). The grant of Options under the Plan shall take place within thirty days of the date on which the Option Price has been determined in accordance with the provisions of this Rule. The Option Price will be set in sterling on the Date of Grant. Unless otherwise agreed with HMRC in advance, the United States dollar exchange rate for pounds sterling will be the prevailing rate on the date on which the Option Price has been determined.

(d)	None of the rights or privileges of a shareholder of MMC, including without limitation rights to vote and receive dividends, shall exist with respect to shares of Stock purchased under the Plan unless and until the record-keeper for MMC makes an entry on its books and records evidencing that such Stock (including any partial Stock) has been duly issued as of that date, or if requested by the Option Holder, certificates representing such full Stock have been issued.

12.	NO TRANSFER OF RIGHTS

(a)	No Option, right or benefit under the Plan may be transferred by any Employee who participates in the Plan and all Options, rights and benefits under the Plan may be exercised during the Option Holder’s lifetime only by the Option Holder or by his legal personal representative following death as provided by Rule 10(b) above.

(b)	Certificates, if issued, for Stock purchased under the Plan may be registered only in the name of the Option Holder.

13.	ALLOTMENT OF STOCK

(a)	Stock shall be allotted and issued pursuant to a notice of exercise within thirty days of the date of exercise. Save for any rights determined by reference to a date preceding the date of allotment, such Stock rank pari passu with the other Stock of the same class in issue at the date of allotment.

(b)	MMC shall at all times keep available sufficient authorised and unissued and / or treasury Stock to satisfy the exercise to the full extent still possible of all Options which have neither lapsed nor been fully exercised, taking account of any other obligations of MMC to issue Stock.

14.	EFFECTIVE DATE OF PLAN

The Plan became effective on October 1, 2001.

15.	AMENDMENT AND TERMINATION

The Compensation Committee may at any time terminate the Plan, or make such amendment of the Plan (other than an increase in the shares of Stock available pursuant to Rule 5(a) which shall require the consent of the Board) as it may deem advisable; provided the Plan remains a Schedule 3 Plan.

For as long as the Plan is to remain a Schedule 3 plan, it must comply with Schedule 3 after any change to a “key feature” (being any Plan provision necessary to comply with Parts 2 to 7 of Schedule 3) and an annual return relating to the Plan submitted to HMRC following any such change must include a declaration that the Plan continues to comply with Schedule 3.

On termination of the Plan, no further Options will be granted but in all other respects the provisions of the Plan shall remain in force.

IN WITNESS THEREOF, Marsh & McLennan Companies, Inc. has caused the foregoing Marsh & McLennan Companies, Inc. Save As You Earn Plan to be duly executed by its authorised officer this      day of          2001

Marsh & McLennan Companies, Inc

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